                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 16)


                               PROVIDENT BANCORP, INC.
                                   (Name of Issuer)


                          Class A Common Stock, No Par Value
                            (Title of Class of Securities)



                                      743834-20-2
                                    (CUSIP Number)



                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                 September 29, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 17 Pages

          CUSIP NO. 743834-20-2          13D             Page 2 of 17 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Financial Group, Inc.               31-1422526
                    American Financial Corporation               31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER
                     - - -

          8    SHARED VOTING POWER

                    556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER
                     - - -

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,878,347 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.1% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    HC
                    HC

          CUSIP NO. 743834-20-2          13D             Page 3 of 17 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    2,444,916

          8    SHARED VOTING POWER

                      556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                    2,444,916

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    5,323,263 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.8% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 4 of 17 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner III

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                     777,040

          8    SHARED VOTING POWER

                     556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     777,040

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,655,387 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.4% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 5 of 17 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    S. Craig Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    937,585

          8    SHARED VOTING POWER

                    556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     937,585

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,815,932 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.3% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO. 743834-20-2          13D             Page 6 of 17 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    1,083,313

          8    SHARED VOTING POWER

                      556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                    1,083,313

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,961,660 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          Item 1. Security and Issuer.

             This Amendment No. 16 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on April 12, 1995, relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident"). American Financial changed its corporate name from American Premier Group, Inc. in June 1995.

             The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

             As of September 30, 1995, the Lindner Family beneficially owned approximately 48.0% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 2. Identity and Background.

             See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Financial and AFC.

          Item 3. Source and Amount of Funds or Other Consideration.

             Please see Item 4.

          Item 4. Purpose of the Transaction.

             On  September  29,  1995,  American  Financial  and  Provident
          entered into a Plan of Reorganization pursuant to which all shares of Provident Series B Convertible Preferred Stock ("B Preferred") were exchanged for an identical number of shares of Provident Series C Convertible Preferred Stock ("C Preferred"). The terms of the Provident B Preferred did not permit American Financial, its subsidiaries or affiliates to convert the B Preferred into Provident Common Stock. The terms of the Provident C Preferred permit American Financial, its subsidiaries or affiliates to convert the C Preferred into Provident Common Stock so long as American Financial, its subsidiaries or affiliates do not, in the aggregate,beneficially own in excess of 9.9% of Provident's voting equity securities.

             The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

             Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5. Interest in Securities of the Issuer.

             As of September 30, 1995, the Reporting Persons beneficially owned 8,121,201 shares (or approximately 45.4% of the outstanding shares) of Provident Common Stock as follows:

                     Holder                             Number of Shares

                  GAI (a)                                   2,325,287
                  GALIC (b)                                   553,060
                  Carl H. Lindner (c)                       2,444,916
                  Carl H. Lindner III (d)                     777,040
                  S. Craig Lindner (e)                        937,585
                  Keith E. Lindner (f)                      1,083,313

                    Total:                                  8,121,201

          GAI   = Great American Insurance Company, 100% owned by AFC
          GALIC = Great American Life Insurance Company, 81.4% owned by
                  American Financial

          (a)  Includes  1,882,163  shares  issuable  upon   conversion  of
               Provident C Preferred.

          (b)  Includes   439,200  shares   issuable  upon   conversion  of
               Provident C Preferred.

          (c) Includes 2,325,792 shares held by his spouse and 42,185 shares held by a foundation over which he has voting and investment power. Does not include 556,984 shares held by subsidiaries of American Financial, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 2,321,363 shares issuable to subsidiaries of American Financial upon conversion of preferred stock.

          (d)  Includes  1,854 shares held by his spouse.  Does not include
               shares beneficially  owned by American Financial.   See Note
               (c).

          (e) Includes 146,326 shares held by his spouse individually and as custodian for their minor children and 3,000 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Financial. See Note (c).

          (f) Includes 1,746 shares he holds as custodian for his minor children, 151,281 held in two trusts for the benefit of his minor children, over which he or his spouse have shared voting and investment power. Also includes 134,188 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and 20,000 shares which are held in a trust for the benefit of the minor children of S. Craig Lindner, in each case over which he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Financial. See Note (c).

               Certain officers and directors of American Financial and AFC beneficially own shares of Provident Common Stock as follows:


                       Holder                      Number of Shares

                    James E. Evans                         9,651
                    Fred J. Runk                          66,105
                    Thomas E. Mischell                    18,083
                    Sandra W. Heimann                    327,736
                    Robert C. Lintz                        2,250
                    Ronald F. Walker                         270

               As of September 30, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

          Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships With Respect to Securities of the Issuer.

               Item 6 is amended by adding the following:

               American Financial has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident C Preferred (taken with all other Provident voting shares beneficially owned by
          American Financial), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-American Financial held) outstanding Provident voting shares.

          Item 7.   Material to be filed as Exhibits.

               (1)  Schedule referred to in Item 2.

               (2)  Agreement  required  pursuant  to   Regulation  Section
                    240.13d-1(f)(1)   promulgated   under  the   Securities
                    Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  October 5, 1995

                                     AMERICAN FINANCIAL GROUP, INC.


                                      By: James C. Kennedy
                                           James C. Kennedy, Secretary

                                     AMERICAN FINANCIAL CORPORATION


                                     By: James C. Kennedy
                                         James C. Kennedy, Deputy General
                                           Counsel and Secretary


                                            James C. Kennedy
                                         James C. Kennedy, As
                                            Attorney-in-Fact for:
                                               Carl H. Lindner
                                               Carl H. Lindner III
                                               S. Craig Lindner
                                               Keith E. Lindner

          (PROV-BNK.#16)

                                                                  Exhibit 1

          Item 2.  Identity and Background.

               American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Financial operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations. The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Financial. He is a director of American Financial and AFC.

               S. Craig Lindner's principal occupations are as Vice Chairman of American Financial and President of American Annuity Group, Inc., a subsidiary of American Financial. He is a director of American Financial and AFC.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial. He is a director of American Financial and AFC.

               The identity and background of the executive officers, directors and controlling persons of American Financial (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2.  James E.  Evans' principal occupation is as  Senior Vice
          President  and General  Counsel  of American  Financial.   He  is
          presently a director of American Financial and AFC.

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Financial and AFC. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6. Neil M. Hahl's principal occupation is as a Senior Vice President of American Financial.

               7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is also a Vice President of AFC.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Financial. He is also Vice President and Treasurer of AFC.

               9.  James C. Kennedy's principal occupation is  as Secretary
          of American Financial.   He  is also Deputy  General Counsel  and
          Secretary of AFC.

               10. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               11. Robert C. Lintz's principal occupation is as a Vice President of AFC.

                    Unless otherwise noted, the business address of American Financial, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                  Exhibit 2
                                      AGREEMENT

               This Agreement executed this  7th day of April, 1995,  is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS,  American Premier  and AFC  and  their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                   AMERICAN PREMIER GROUP, INC.
                                   AMERICAN FINANCIAL CORPORATION

                                   By:/s/ James E. Evans
                                      James E. Evans
                                      Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

                                                                Exhibit 3


                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto   set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.


                                          /s/  Carl H. Lindner
                                        --------------------------------
                                             Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                         /s/ Carl H. Lindner III
                                       ---------------------------------
                                             Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                                 /s/ S. Craig  Lindner
                                              ---------------------------
                                                    S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ Keith E. Lindner
                                    ----------------------------------
                                            Keith E. Lindner